FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 20, 2005

Pan American Silver Corp

(Translation of registrant’s name into English)

1500-625 HOWE STREET
VANCOUVER BC CANADA V6C 2T6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.	NAME AND ADDRESS OF COMPANY

Pan American Silver Corp. (the “Company”)
1500 – 625 Howe Street
Vancouver, British Columbia V6C 2T6

ITEM 2.	DATE OF MATERIAL CHANGE

January 20, 2005

ITEM 3.	NEWS RELEASE

A news release was issued by the Company on January 19, 2005 at Vancouver, British
Columbia and distributed through the facilities of Canada NewsWire.

ITEM 4.	SUMMARY OF MATERIAL CHANGE

The Company has filed a preliminary short form shelf prospectus with the securities commissions in each of the provinces of Canada and a corresponding registration statement with the United States Securities and Exchange Commission.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE
The Company has filed a preliminary short form shelf prospectus with the securities commissions in each of the provinces of Canada and a corresponding registration statement with the United States Securities and
Exchange Commission. These filings, when made final, will allow the Company to make offerings of common shares, warrants, debt securities, subscription receipts or any combination thereof of up to $150 million during the next 25 months on similar terms to potential purchasers anywhere in these provinces and the United States.
The proceeds from any such offerings will be used by the Company to fund development of the Alamo Dorado project, development of the Manantial Espejo project, expansion of the Morococha mine, ongoing exploration programs, working capital requirements or for other general corporate purposes. At this time the Company has no immediate plans to make any offerings; however, the size, nature and timing of any offerings will be based on the Company’s future funding needs and on general market conditions.

A registration statement relating to these securities has been filed with the United States Securities and
Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.

1500-625 HOWE STREET, VANCOUVER, BC CANADA V6C 2T6 . TEL 604.684.1175 FAX 604.684.0147

 www.panamericansilver.com

ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

This report is not being filed on a confidential basis.

ITEM 7.	OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.	EXECUTIVE OFFICER

For further information, please contact:

Name: Brenda Radies
Office: Vice President Corporate Relations
Telephone: (604) 684-1175

ITEM 9.	DATE OF REPORT

DATED at Vancouver, British Columbia, this 20th day of January, 2005.

“Signed”

Brenda Radies

Vice President, Corporate Relations

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Silver Corp

(Registrant)

By:/s/ Ross Beaty

(Signature)

Ross Beaty, Chairman and CEO

Date: February 4, 2005